Contact:

Hassan Parsa
Vice President, Business Development
Centillium Communications, Inc.
hparsa@centillium.com
(510) 771-3624

Christina L. Carrabino
CLC Communications, Inc.
christina@clccommunication.com
(415) 929-9307

CENTILLIUM COMMUNICATIONS ANNOUNCES SECOND QUARTER 2007 FINANCIAL RESULTS

FREMONT, Calif., Aug. 2, 2007 – Centillium Communications, Inc. (NASDAQ: CTLM), a leading provider of broadband access solutions, today announced financial results for the second quarter ended June 30, 2007.

Net revenues for the second quarter of 2007 were $10.0 million, compared with $10.6 million during the first quarter of 2007 and $18.3 million during the second quarter of 2006.

During the second quarter of 2007, revenues by region, as a percentage of the company's net revenues, were 47 percent from Japan, 32 percent from Europe, 13 percent from the U.S. and 8 percent from Asia, outside of Japan. Also, during the second quarter of 2007, revenues by market, as a percentage of the company's net revenues, were 67 percent from ADSL, 29 percent from VoIP and 4 percent from Optical.

The company reports its net loss and basic and diluted net loss per share in accordance with U.S. generally accepted accounting principles (GAAP). Additionally, the company has supplemented its reported GAAP financials with non-GAAP measures in this press release. Non-GAAP gross margin, operating expenses, net loss and net loss per share, where applicable, exclude the effect of stock-based compensation and, with respect to the second quarter and first half of 2007, the effect of the loss on settlement of previously disclosed litigation and a surplus space charge. The company uses the non-GAAP information internally to evaluate its continuing operational performance and to determine incentive compensation, and believes these non-GAAP measures are useful to investors as they provide additional insight into the underlying operating results and the company's ongoing performance in the ordinary course of its operations. However, non-GAAP measures are not stated in accordance with, should not be considered in isolation from and are not a substitute for GAAP measures, and our non-GAAP measures may be different from similarly titled non-GAAP measures reported by other companies. A reconciliation of GAAP to non-

GAAP results is provided in the table immediately below the GAAP Consolidated Statements of Operations included in this release.

The GAAP gross margin was 55.1 percent (55.2 percent, non-GAAP) for the second quarter of 2007, compared with 52.1 percent (52.2 percent, non-GAAP) for the first quarter of 2007 and 52.5 percent (52.6 percent, non-GAAP) for the second quarter of 2006.

GAAP results were a net loss of $8.9 million, or a net loss of $0.22 per share, for the second quarter of 2007, compared with a net loss of $5.9 million, or a net loss of $0.14 per share, for the first quarter of 2007 and a net loss of $1.6 million, or a net loss of $0.04 per share, for the second quarter of 2006. The GAAP results for all periods include charges for stock-based compensation due to the adoption of SFAS 123R, effective Jan. 1, 2006. The GAAP results for the second quarter and first half of 2007 include the $2.5 million loss on settlement and the $308,000 surplus space charge.

Non-GAAP results, which exclude the effect of the loss on settlement, surplus space charge and stock-based compensation, were a net loss of $5.6 million, or a net loss of $0.14 per share, for the second quarter of 2007, compared with a net loss of $5.3 million, or a net loss of $0.13 per share, for the first quarter of 2007 and a net loss of $771,000 or $0.02 per share, for the second quarter of 2006.

Total cash and short-term investments were $48.0 million at June 30, 2007, compared with $52.6 million at March 31, 2007. In addition, the company remains debt free.

"During the quarter, we announced our Arion™ II Gateway CPE, Centillium's first gateway system-on-chip (SoC) for VDSL2 networks," said Faraj Aalaei, co-founder and CEO of Centillium. "The Arion II offers equipment manufacturers fast time-to-market and proven processing power for voice, data and video in residential and small-office markets, and it integrates within a single device the features of our Atlanta™ Voice over Internet Protocol (VoIP) system and Arion eXtremeVDSL2™ digital device. The Arion II Gateway CPE integrates our many years of experience in deploying VoIP network processors and DSL solutions worldwide," said Aalaei.

A conference call to review the second quarter 2007 financial results will follow this release at 2:00 p.m. Pacific time/5:00 p.m. Eastern time. To listen to the call, please dial (517) 623-4705, passcode: Centillium. A replay will be made available approximately one hour after the conclusion of the call and will remain available for approximately one week. To access the replay, dial (203) 369-3543. The conference call will also be web cast over the Internet; visit the Investor Relations section of the Centillium Communications website at www.centillium.com to access the call from the website. This web cast will be recorded and available for replay on the Centillium website from approximately two hours after the conclusion of the conference call until Sept. 30, 2007.

About Centillium Communications, Inc.

Centillium Communications, Inc. is a leading innovator of high performance, cost-effective semiconductor solutions that give consumers, enterprises and service providers the winning edge in broadband access. The company's complete, end-to-end system-on-chip solutions accelerate development time-to-market for "last mile" products with Digital Subscriber Line (DSL), Fiber-To-The-Premises (FTTP) and Voice-over-Internet Protocol (VoIP) technologies. Centillium products include digital and mixed-signal integrated circuits and related software for DSL and FTTP central office and customer premises equipment and VoIP solutions for carrier- and enterprise-class gateways and consumer telephony. Centillium is a global company with headquarters in Fremont, CA. Additional information is available at www.centillium.com.

Safe Harbor Statement under Private Securities Litigation Reform Act of 1995
This press release includes statements that are forward-looking statements within the meaning of U.S. federal securities laws. For example, this press release speaks to the introduction of Centillium's new Arion II product and potential market acceptance of the Arion II product. Actual results may differ materially from those indicated by such forward-looking statements based on a variety of risks and uncertainties, including without limitation the risks and uncertainties relating to the rate and breadth of deployment of broadband access in general, especially DSL, FTTP and VoIP technologies, and Centillium's technology solutions in particular; the successful development and market acceptance of Centillium's new products and technology; Centillium's dependence on a few significant customers for a substantial portion of its revenue; Centillium's ability to continue and expand on its relationships with new customers; the timing, rescheduling or cancellation of significant customer orders and Centillium's ability, as well as the ability of its customers, to manage inventory; Centillium's ability to specify, develop or acquire, complete, introduce, market and transition to volume production new products and technologies in a cost-effective and timely manner; competitive pressures and other factors such as the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of Centillium's products; the timing of customer-industry qualification and certification of Centillium's products and the risks of non-qualification or non-certification; Centillium's ability to timely and accurately predict market requirements and evolving industry standards and to identify opportunities in new markets; changes in Centillium's product or customer mix; the satisfactory completion of the audits of Centillium's financial statements and systems of internal control; intellectual property disputes and customer indemnification claims and other types of litigation risk; the effectiveness of Centillium's expense and product cost control and reduction efforts; and Centillium's ability to attract, retain and motivate qualified personnel, including executive officers and other key management and technical personnel. Centillium undertakes no obligation to update forward-looking statements for any reason. Information about potential factors that could affect Centillium's financial results is included in Centillium's Annual Report on Form 10-K and in other documents on file with the Securities and Exchange Commission.

– Summary Financial Data Attached –

CENTILLIUM COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

		Three Months Ended			Six Months Ended	
		June 30, 2007	March 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006
		(In thousands, except per share data)				
Net revenues	$	10,004 $	10,552 $	18,260 $	20,556 $	38,514
Cost of revenues (a)		4,491	5,058	8,667	9,549	17,408
Gross profit		5,513	5,494	9,593	11,007	21,106
Operating expenses:						
Research and development (a)		7,326	6,745	6,484	14,071	13,120
Selling, general and administrative (a) (b)		5,144	4,991	5,325	10,135	11,097
Loss on settlement		2,500	-	-	2,500	-
Total operating expenses		14,970	11,736	11,809	26,706	24,217
Operating loss		(9,457)	(6,242)	(2,216)	(15,699)	(3,111)
Interest income and other, net		653	688	710	1,341	1,326
Loss before provision for income taxes		(8,804)	(5,554)	(1,506)	(14,358)	(1,785)
Provision for income taxes		68	334	62	402	96
Net loss	$	(8,872) $	(5,888) $	(1,568) $	(14,760) $	(1,881)
Basic and diluted net loss per share	$	(0.22) $	(0.14) $	(0.04) $	(0.36) $	(0.05)
Shares used to compute basic and diluted net loss per share		41,229	41,149	40,514	41,189	40,398
(a) Includes stock-based compensation as follows:						
Cost of revenues	$	9 $	10 $	9 $	19 $	31
Research and development		225	241	317	466	666
Selling, general and administrative		261	336	471	597	994
	$	495 $	587 $	797 $	1,082 $	1,691

(b) Includes $308,000 surplus space charge for the three and six months ended June 30th, 2007.

CENTILLIUM COMMUNICATIONS, INC.

Supplemental Reconciliation of GAAP Results to Non-GAAP

(Unaudited)

	Three Months Ended			Six Months Ended	
	June 30, 2007	**March 31, 2007**	**June 30, 2006**	**June 30, 2007**	**June 30, 2006**
	(In thousands, except per share data)				
GAAP gross margin	55.1%	52.1%	52.5%	53.5%	54.8%
Stock-based compensation	0.1%	0.1%	0.1%	0.1%	0.1%
Non-GAAP gross margin	55.2%	52.2%	52.6%	53.6%	54.9%
GAAP research and development expenses	$ 7,326	$ 6,745	$ 6,484	$ 14,071	$ 13,120
Stock-based compensation	225	241	317	466	666
Non-GAAP research and development expenses	$ 7,101	$ 6,504	$ 6,167	$ 13,605	$ 12,454
GAAP selling, general, and administrative expenses	$ 5,144	$ 4,991	$ 5,325	$ 10,135	$ 11,097
Stock-based compensation	261	336	471	597	994
Surplus space charges	308	-	-	308	-
Non-GAAP selling, general, and administrative expenses	$ 4,575	$ 4,655	$ 4,854	$ 9,230	$ 10,103
GAAP operating expenses	$ 14,970	$ 11,736	$ 11,809	$ 26,706	$ 24,217
Loss on settlement	2,500	-	-	2,500	-
Stock-based compensation	486	577	788	1,063	1,660
Surplus space charges	308	-	-	308	-
Non-GAAP operating expenses	$ 11,676	$ 11,159	$ 11,021	$ 22,835	$ 22,557
GAAP net loss	$ (8,872)	$ (5,888)	$ (1,568)	$ (14,760)	$ (1,881)
Loss on settlement	2,500	-	-	2,500	-
Stock-based compensation	495	587	797	1,082	1,691
Surplus space charges	308	-	-	308	-
Non-GAAP net income (loss)	$ (5,569)	$ (5,301)	$ (771)	$ (10,870)	$ (190)
GAAP net loss per share	$ (0.22)	$ (0.14)	$ (0.04)	$ (0.36)	$ (0.05)
Loss on settlement	0.06	-	-	0.06	-
Stock-based compensation	0.01	0.01	0.02	0.03	0.04
Surplus space charges	0.01	-	-	0.01	-
Non-GAAP net income (loss) per share	$ (0.14)	$ (0.13)	$ (0.02)	$ (0.26)	$ (0.01)

CENTILLIUM COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

		June 30, 2007		December 31, 2006
		(In thousands, except share and per share data)		
ASSETS				
Current assets:				
Cash and cash equivalents	$	21,691	$	26,121
Short-term investments		26,356		29,278
Accounts receivable - net of allowance for doubtful accounts of $66 at June 30, 2007 and $80 at December 31, 2006		4,143		6,266
Inventories		3,843		4,968
Other current assets		2,684		2,985
Total current assets		58,717		69,618
Property and equipment, net		2,164		2,702
Other assets		1,449		578
Total assets	$	62,330	$	72,898
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	6,203	$	6,505
Accrued compensation and related expenses		3,972		3,249
Accrued liabilities and other		24,028		21,118
Total current liabilities		34,203		30,872
Other long-term liabilities		1,581		1,228
Stockholders' equity:				
Common stock; $0.001 par value:				
Authorized shares: 100,000,000; Issued and outstanding shares: 41,390,925 at June 30, 2007, 41,147,312 at December 31, 2006		41		41
Additional paid-in capital		253,416		251,964
Accumulated deficit		(226,886)		(211,189)
Accumulated other comprehensive loss		(25)		(18)
Total stockholders' equity		26,546		40,798
Total liabilities and stockholders' equity	$	62,330	$	72,898